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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

Current Report
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): July 10, 2008

GoldRich Mining Company
(Exact Name of Registrant as Specified in its Charter)

Alaska	**001-06412**	**91-0742812**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3412 S Lincoln Drive, Spokane WA	**99203-1650**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (509) 624-5831

N/A
(Former Name or Former Address if Changed Since Last Report)

Check the appropriate box below if the Form 8K fining is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17CFR230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

SEC 873 (5-06)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

Item 8.01 Other Events

Goldrich Mining Company, formerly Little Squaw Gold Mining Company (LITS) is pleased to announce that it has received its new trading symbol from NASDAQ. Effective July 11, 2008 at market open, the new symbol for Goldrich will be GRMC. Shares of the Company's stock trade on NASDAQ, Over the Counter on the Bulletin Board. Shareholders of the Company are not required to surrender their Little Squaw Gold Mining Company stock certificates.

Item 9.01   Financial Statements and Exhibits.

(d) Exhibits

Exhibit 99.1 - Press Release, July 10, 2008

SIGNATURES

In accordance with the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

GoldRich Mining Company
(Registrant)

Dated: July 14, 2008   By: /s/ Ted Sharp

Ted Sharp
Chief Financial Officer



Exhibit 99.1

Press Release 12-08

Goldrich Receives New Trading Symbol - GRMC

Spokane WA – July 10, 2008 - Goldrich Mining Company, formerly Little Squaw Gold Mining Company (LITS) is pleased to announce that it has received its new trading symbol from NASDAQ. Effective July 11, 2008 at market open, the new symbol for Goldrich will be GRMC. Shares of the Company's stock trade on NASDAQ, Over the Counter on the Bulletin Board. Shareholders of the Company are not required to surrender their Little Squaw Gold Mining Company stock certificates.

Susan Schenk, Manager of Investor Relations wrote this news release; the Company is responsible for its contents. For additional information regarding Goldrich or this news release, contact Susan Schenk, Manager of Investor Relations: telephone (509) 535-6156; e-mail ir@littlesquawgold.com. Goldrich Mining Company maintains a comprehensive Web site at www.littlesquawgold.com.

Goldrich Mining Company is engaged in the business of precious-metals discovery. This endeavor carries certain risks that are commensurate with the potential rewards of such efforts. These risks cannot be quantified and should not be taken lightly. Any statements made here regarding the firm's investment potential should be considered "forward-looking statements" as defined by prevailing regulatory guidelines. As forward-looking statements, these items represent the measured professional judgment of management. They do not, however, represent guarantees, and unforeseen and/or unforeseeable future developments that may render them either incomplete or incorrect. Actual results, plans, programs, and financial performance may differ materially from express or implied forward-looking statements.